UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
Accretive Health, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
00438V 103
(CUSIP Number)
Etienne H. Deffarges
c/o Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611
312-324-7820
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 17, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00438V 103

1	NAME OF REPORTING PERSON: The Deffarges-Brass Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Trust is formed under the laws of the State of California

	7	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,263,878 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER

5,263,878 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,263,878 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%[1]

14	TYPE OF REPORTING PERSON

OO

[1]	The percentages reported in this Schedule 13D are based upon 91,062,947 shares of Common Stock outstanding as of November 9, 2010 (according to the Form 10-Q filed by Accretive Health, Inc. on November 12, 2010).

CUSIP No.	00438V 103

1	NAME OF REPORTING PERSON: Etienne H. Deffarges

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Deffarges is a citizen of the United States of America

	7	SOLE VOTING POWER

NUMBER OF		509,600 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,263,878 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		509,600 shares

WITH	10	SHARED DISPOSITIVE POWER

5,263,878 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,391,278

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%[1]

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	00438V 103

1	NAME OF REPORTING PERSON: Judith M. Brass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ms. Brass is a citizen of the United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,263,878 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER

5,263,878 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,263,878

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%[1]

14	TYPE OF REPORTING PERSON (see instructions)

IN

Item 1. Security and Issuer
     This Schedule 13D report relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Accretive Health, Inc., a Delaware corporation with its principal executive offices located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611 (the “Company”).
Item 2. Identity and Background
a)	The Reporting Persons are The Deffarges-Brass Family Trust (the “Trust”), Mr. Etienne H. Deffarges and Ms. Judith M. Brass.

b)	The business address of each of the Reporting Persons is c/o Accretive Health, Inc., 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

c)	Mr. Deffarges is the Executive Vice President of the Company. Ms. Brass is the wife of Mr. Deffarges and co-trustee, with Mr. Deffarges, of the Trust.

d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

e)	None of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Trust is a trust formed under the laws of the State of California. Mr. Deffarges and Ms. Brass are both citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Prior to the initial public offering of the Company in May 2010, Mr. Deffarges owned 5,263,878 shares of Common Stock of the Company.
     On February 3, 2010, the Company granted Mr. Deffarges an option to purchase 509,600 share of Common Stock. Such option vests in four equal annual installments beginning February 3, 2011, and the option can be exercised immediately upon grant, provided that upon exercise the shares issued are subject to the same vesting and repurchase provisions that applied before the exercise.
     On December 27, 2010, Mr. Deffarges transferred by gift the 5,263,878 shares of Common Stock owned by him to the Trust, a revocable trust whose trustees are Mr. Deffarges and Ms. Brass. So long as Mr. Deffarges or Ms. Brass is a trustee of the Trust, each trustee may purchase and sell the shares of Common Stock held by the Trust. Each trustee also has the power to vote the shares of Common Stock held by the Trust. No consideration was paid by or to any of the Reporting Persons for the transfer of the shares of Common Stock to the Trust.
Item 4. Purpose of Transaction
     Reference is made to Item 3 hereof for a description of acquisitions of Common Stock by the Trust, Mr. Deffarges and Ms. Brass. Each of these Reporting Persons acquired these shares of Common Stock for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or could result in any of the events referred to in paragraphs (a) through (j) of Item 4 on Schedule 13D.
Item 5. Interest in Securities of the Issuer
a)	The Trust and Mr. Deffarges and Ms. Brass, as co-trustees of the Trust, are the beneficial owners of 5,263,878 shares of Common Stock, or 5.9% of the Common Stock of the Company based upon 91,062,947 shares of Common Stock outstanding as of November 9, 2010. Additionally, Mr. Deffarges is deemed to beneficially own 509,600 shares of Common Stock issuable pursuant to an option exercisable within 60 days of the date hereof, which represents less than one percent of the shares of Common Stock outstanding as of November 9, 2010.

b)	The Trust, Mr. Deffarges and Ms. Brass have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 5,263,878 shares of Common Stock held, of record, by the Trust. Mr. Deffarges has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, 509,600 shares of Common Stock which he is deemed to beneficially own.

c)	There have been no transactions by the Reporting Persons with respect to the Common Stock effected during the past sixty days.

d)	To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons.

e)	Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Deffarges is party to a third amended and restated stockholders’ agreement, as amended, with the Company and certain other holders of Common Stock. The third amended and restated stockholders’ agreement, as amended, provides that certain holders of Common Stock have the right to (i) demand that the Company file a registration statement, subject to certain limitations, and (ii) request that their shares be covered by a registration statement that the Company is otherwise filing.

On February 3, 2010, the Company granted Mr. Deffarges an option to purchase 509,600 share of Common Stock at an exercise price of $14.71 per share. Such option vests in four equal annual installments beginning February 3, 2011, and the option can be exercised immediately upon grant, provided that upon exercise the shares issued are subject to the same vesting and repurchase provisions that applied before the exercise.
Item 7. Material to Be filed as Exhibits

Exhibit A -	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1).
Exhibit B -	Third Amended and Restated Stockholders’ Agreement, dated as of February 22, 2009, among the Company and the parties named therein, as amended (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (File No. 333-162186)).

Exhibit C -	Form of Acknowledgement of Grant, used to evidence option grants under the Amended and Restated Stock Option Plan of the Company (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 (File No. 333-162186)).

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: February 24, 2011

The Deffarges-Brass Family Trust
/s/ Etienne H. Deffarges
By: Etienne H. Deffarges
Co-Trustee

/s/ Etienne H. Deffarges
Etienne H. Deffarges

/s/ Judith M. Brass
Judith M. Brass

EXHIBIT A
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
     This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Exchange Act and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, par value $0.01 per share, of Accretive Health, Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 24th day of February, 2011.

The Deffarges-Brass Family Trust
/s/ Etienne H. Deffarges
By: Etienne H. Deffarges
Co-Trustee

/s/ Etienne H. Deffarges
Etienne H. Deffarges

/s/ Judith M. Brass
Judith M. Brass